21860 Burbank Blvd.
North Building, Suite 380
Woodland Hills, CA 91367
Tel 818-888-4380
Fax: 818-888-4385

                                                                November 9, 2005

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. Praveen Kartholy, Staff Accountant

      RE: ANNUAL REPORT ON FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004 FILED ON JUNE 21, 2005 BY SPO MEDICAL INC. (THE "COMPANY"),
            FILE NO. 000-11772

Dear Mr. Kartholy:

         Reference is made to the letter dated August 23, 2005 (the "Comment Letter") from the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission") to the Company relating to the Annual Report on Form 10-KSB for the year ended December 31, 2004 (the "Form 10-KSB") filed by the Company on June 21, 2005.

         Set forth below are Company's responses to the issues raised in the Comment Letter. The numbered paragraphs below correspond to the numbered paragraphs of the Comment Letter.

FORM 8-K FILED APRIL 27, 2005

         1. The Company is filing today (November 9, 2005) an amendment to its Current Report on Form 8-K filed on April 27, 2005 that includes the audited financial statements of SPO Medical Equipment Ltd., the accounting acquirer ("SPO Ltd."), for the fiscal year ended December 31, 2004 as well as the comparative information for the prior fiscal year and reviewed financial information of SPO Ltd. for the quarter ended March 31, 2005, and pro forma information depicting the effects of the acquisition for the fiscal year ended December 31, 2004 and the interim period ended March 31, 2005. The amendment will address the points raised by you in the Comment Letter.

         The acquisition will result in a change in the auditors of the Company and, accordingly, the Company anticipates filing, prior to the filing of the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2005, a separate Current Report on Form 8-K relating to the disclosures required by Item 304 in connection with the change in auditors.

         The fiscal year for each of the Company and SPO Ltd. ends on December
31. The Company has made no change in fiscal year from that used by the legal acquirer prior to the acquisition.

FORM 10-QSB FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2005

         2. The Company anticipates filing its Quarterly Report on Form 10-QSB for the quarter ended June 30, 2005, as well as the Quarterly Report on Form 10-QSB for the quarter ended September 30, 2005, as soon as possible but in any event by December 15, 2005.

         The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         I trust that the foregoing addresses the issues raised in the Comment Letter. Please do not hesitate to contact Lawrence Kallaur, counsel to the Company, at (202) 365-9273 if we can be of further assistance.


                                                     Very truly yours,

                                                     /s/ Jeffrey Feuer
                                                     Jeffrey Feuer
                                                     Chief Financial Officer